One Atlantic Center

1201 West Peachtree Street

Atlanta, GA 30309-3424

404-881-7000

Fax: 404-253-8253

www.alston.com

Paul J. Nozick	Direct Dial: 404-881-7451	Email: paul.nozick@alston.com

April 12, 2013

VIA EDGAR

Mr. Tom Kluck

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-3561

Re:	Apartment Investment and Management Company
AIMCO Properties, LP
Registration Statement on Form S-4
Filed February 28, 2013
File No. 333-186965

Century Properties Fund XIX, LP
Schedule 13E-3
Filed February 28, 2013
File No. 005-43357

Dear Mr. Kluck:

On behalf of Apartment Investment and Management Company (“Aimco”), AIMCO Properties, LP (“Aimco OP”) and Century Properties Fund XIX, LP (“CPF XIX”), we are submitting this letter in response to the comment letter of the Securities and Exchange Commission (the “SEC”) dated March 26, 2013 regarding the above-referenced filings. In this letter, we refer to the staff of the SEC as the “Staff.” For your convenience, paragraph numbering used for each response set forth below corresponds to the paragraph numbering used in the Staff’s letter.

Registration Statement on Form S-4

1.	Please confirm that you have included all applicable disclosure required by Items 901 through 915 of Regulation S-K. Alternatively, please tell us which exemption you are relying upon under Item 901(c).

Atlanta • Brussels • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Ventura County • Washington, D.C.

April 12, 2013

Response:

We have reviewed the Staff’s comment and confirm, on behalf of Aimco and Aimco OP, that the filing includes all applicable disclosure required by Items 901 through 915 of Regulation S-K.

Schedule 13E-3

2.	We note the disclosure in the last paragraph of this section indicating that “[t]he information contained in this Schedule 13E-3 and/or the Information Statement/Prospectus concerning each filing person other than the Company was supplied by each such filing person, and no other filing person, including the Company, takes responsibility for the accuracy of any information not supplied by such filing person.” This statement is inconsistent with the disclosures in the filing, including the signature pages, and operates as an implied disclaimer of responsibility for the filing. Please revise.

Response:

In response to the Staff’s comment, we have revised the last paragraph of the section titled “Introduction” to delete the above-referenced language.

[Signature appears on the following page.]

April 12, 2013

If you have any questions concerning the foregoing, please contact the undersigned at (404) 881-7451 or Marshall Chalmers at (404) 881-7463.

Very truly yours, ALSTON & BIRD LLP /s/ Paul J. Nozick Paul J. Nozick

cc:	Duc Dang, Securities and Exchange Commission
John Bezzant, Apartment Investment and Management Company
Lisa Cohn, Apartment Investment and Management Company
Marshall Chalmers, Alston & Bird LLP